UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D Under the Securities Exchange Act of 1934 (Amendment No. 8)*
Tutor Perini Corporation
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
901109 108
(CUSIP Number)
Ronald N. Tutor Tutor Perini Corporation 15901 Olden Street Sylmar, California 91342 (818) 362-8391
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 2, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1of 9 Pages

CUSIP No. 901109 108               SCHEDULE 13D               Page  2 of 9

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
RONALD N. TUTOR
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,182,900
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
12,182,900
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,716,155
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.1%
14		TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 901109 108               SCHEDULE 13D               Page  3 of 9

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
THE RONALD N. TUTOR SEPARATE PROPERTY TRUST
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,182,900
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
12,182,900
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,182,900
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.9%
14		TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. 901109 108               SCHEDULE 13D               Page  4 of 9

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
RONALD N. TUTOR 2009 DYNASTY TRUST
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,533,255
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,533,255
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,533,255
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3%
14		TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. 901109 108               SCHEDULE 13D               Page  5 of 9

                                         Introduction

This Amendment No. 8 (this “Amendment”) amends and supplements the information set forth in Schedule 13D that was originally filed on September 18, 2008, (the “Schedule 13D”) as amended by Amendment No. 1 previously filed on March 19, 2010, as amended by Amendment No. 2 previously filed on June 11, 2010, as amended by Amendment No. 3 previously filed on September 16, 2010, as amended by Amendment No. 4 previously filed on September 20, 2010, as amended by Amendment No. 5 previously filed on December 2, 2010, as amended by Amendment No. 6 previously filed on March 18, 2011, and as amended by Amendment No. 7 previously filed on May 20, 2011, relating to the beneficial ownership of shares of Common Stock by Ronald N. Tutor, the Ronald N. Tutor Separate Property Trust, a California Trust (the "SPT") and the Ronald N. Tutor 2009 Dynasty Trust (the "DT").  Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

This Amendment relates to Amendment No. 2 to the Shareholders Agreement (the “Shareholders Agreement”), dated April 2, 2008, as amended by Amendment No. 1, dated September 17, 2010, by and between the Company and Ronald N. Tutor, as Shareholder Representative (as such term is defined in the Shareholders Agreement).

Additionally, this Amendment relates to the acquisition of 150,000 shares of Common Stock by the SPT.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

                Item 4.             Purpose of Transaction.

The following information hereby is added to the existing disclosure:

On June 2, 2011, the Company and Ronald N. Tutor, in his capacity as Shareholder Representative (as such term is defined in the Shareholders Agreement), entered into Amendment No. 2 to the Shareholders Agreement (“Amendment No. 2”).  Pursuant to Amendment No. 2, the transfer restrictions contained in Section 5(a) of the Shareholders Agreement were revised to permit Ronald N. Tutor, the SPT and the DT to freely transfer up to 65% (up from 40%) of the shares of Common Stock they received in the Merger (as such term is defined in the Shareholders Agreement), so long as such transfer does not result, directly or indirectly, in the transfer of Common Stock, through one or a series of related transactions, equal to or greater than 15% of the Total Voting Power (as such term is defined in the Shareholders Agreement) to any “person” of “group” within the meaning of Section 13(d)(3) of the Exchange Act.  Subject to the restriction described in the foregoing sentence, Amendment No. 2 permits Mr. Tutor to sell up to an additional 5,526,538 shares of the 13,716,155 shares he beneficially owns as of the date of filing of this Amendment.  Mr. Tutor requested Amendment No. 2 so that he could have the flexibility, if necessary, to raise funds to meet commitments associated with his personal investments unrelated to the Company.  He advised the Company’s Board of Directors that it is his hope that he will generate the funds required through the sale of other assets.

Additionally, on May 28, 2011, the SPT acquired 150,000 shares of Common Stock, resulting in an increase of shares of Common Stock beneficially owned by Mr. Tutor by an identical amount.

Other than as described in this Schedule 13D, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                 Item 5.            Interest in Securities of Issuer

Item 5 hereby is replaced in its entirety with the following:

The following information is based on a total of 47,122,926 shares of Common Stock outstanding as of  May 2, 2011, as reported by the Issuer in the Quarterly Report on Form 10-Q filed by the Issuer on May 5, 2011.

CUSIP No. 901109 108               SCHEDULE 13D               Page  6 of 9

                (a), (b)

As of the date hereof, the Reporting Persons may be deemed to have beneficial ownership over shares of Common Stock as set forth below, and each such Reporting Person has sole voting and dispositive power with respect to all shares shown as being beneficially owned by him, except as otherwise indicated.

(i)            Mr. Tutor may be deemed to have beneficial ownership of 13,716,155 shares of Common Stock, or 29.1%, with respect to which Mr. Tutor has sole voting power and sole dispositive power over 12,182,900 of such shares.

Mr. Tutor may be deemed to have beneficial ownership of 12,182,900 shares of Common Stock owned by the SPT.  Mr. Tutor is the sole beneficiary and trustee of the SPT.  The shares that Mr. Tutor may be deemed to beneficially own also include 1,533,255 shares of Common Stock owned by the DT, of which Mr. Tutor’s issue are the beneficiaries. John Barrett is trustee with sole voting and dispositive power with respect to the Common Stock held by the DT.  Mr. Tutor is the trust advisor to the DT, in which position Mr. Tutor has sole discretion to remove and replace the trustee, as well as the sole authority to reacquire or exchange the property of the DT, including the Common Stock, by substituting property of equal value.

(ii)            The SPT may be deemed to have beneficial ownership of 12,182,900 shares of Common Stock, or 25.9%.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the SPT that it is the beneficial owner of any of the Common Stock held by the DT referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(iii)          The DT may be deemed to have acquired beneficial ownership of 1,533,255 shares of Common Stock, or 3.3%.  The DT has sole or shared voting or dispositive power with respect to such shares of Common Stock; however, the trust advisor to the Reporting Person retains the authority to reacquire the Common Stock from the DT.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the DT that it is the beneficial owner of any of the Common Stock held by the SPT referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)

Transactions in the Common Stock effected by the Reporting Persons since Amendment No. 7 to this Schedule 13D was filed are described in Schedule A and incorporated herein by reference.

(d)

Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)

Not applicable.

CUSIP No. 901109 108               SCHEDULE 13D               Page  7 of 9

Item 7.	Materials to be filed as Exhibits.

Exhibit I.
Amendment No. 2 to the Shareholders Agreement, dated as of June 2, 2011, by and between Tutor Perini Corporation and Ronald N. Tutor, in his capacity as Shareholder Representative.  (Designated as Exhibit 4.1 to the Current Report on Form 8-K filed by Tutor Perini Corporation on June 6, 2011.)

CUSIP No. 901109 108               SCHEDULE 13D               Page  8 of 9

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 2011

RONALD N. TUTOR

/s/Ronald N. Tutor
BY: RONALD N. TUTOR

RONALD N. TUTOR SEPARATE
PROPERTY TRUST

/s/Ronald N. Tutor
BY: RONALD N. TUTOR
ITS: TRUSTEE

RONALD N. TUTOR 2009
DYNASTY TRUST

/s/John D. Barrett
BY: JOHN D. BARRETT
ITS: TRUSTEE

SCHEDULE A

Party	Date of Transaction	Number of Shares	Price Per Share**	Nature of Transaction
Ronald N. Tutor	5/28/2011	150,000	$0	Acquisition of Common Stock upon vesting of restricted stock units*
Ronald N. Tutor	5/28/2011	150,000	$0	Disposition of Common Stock via gift to Ronald N. Tutor Separate Property Trust*
Ronald N. Tutor Separate Property Trust	5/28/2011	150,000	$0	Acquisition of Common Stock via gift from Ronald N. Tutor*

* Transactions above have also previously been reported on two Form 4 filings as required pursuant to Section 16 of the Securities Exchange Act of 1934.
** Shares were acquired upon vesting of restricted stock units, which were awarded in May 2009, and subject to the achievement of an established pretax profit target for the Company’s fiscal year 2010.